Itaú Unibanco Holding S.A.

A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: January 2014

1.
On November 18, 2004, in keeping with the best Corporate Governance practice, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) voluntarily disclosed its “Operating Rules for the Trading of Own Shares for Treasury” (“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Unibanco, and minimum, average and maximum prices.

3.	We inform capital markets’ entities that during the month of January 2014, Itaú Unibanco did not trade in its own shares for treasury stock.

4.	We would remind readers that historical data is available on the organization’s Investor Relations site (www.itau.com.br/investor-relations).

São Paulo-SP, February 5, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer